3099

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G\A
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                       AMERICAN RADIO SYSTEMS CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   029161 10 6
                                 (CUSIP Number)




















--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                                                 SCHEDULE 13G


CUSIP No. 029161 10 6                   13G                  Page 2 of 5 Pages




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stoner Broadcasting System ESOP
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |_|

3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
                            5          SOLE VOTING POWER
         NUMBER OF
          SHARES                       328,523
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            6          SHARED VOTING POWER

                                       -0-
                            7          SOLE DISPOSITIVE POWER

                                       328,523
                            8          SHARED DISPOSITIVE POWER

                                       -0-

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           328,523
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                          |_|


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           2.12%
12         TYPE OF REPORTING PERSON*

           EP
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                  SCHEDULE 13G


CUSIP No. 029161 10 6                 13G                     Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

         American Radio Systems Corporation

Item 2(a).        Address of Issuer's Principal Executive Offices:

         116 Huntington Avenue, Boston, MA  02116

Item 2(a).        Name of Person Filing:

         Stoner Broadcasting System ESOP

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         1167 Huntington Avenue, Boston, MA  02116

Item 2(c).        Citizenship:

         Massachusetts

Item 2(e).        CUSIP Number:

         029161 10 6

Item 3. If this statement is filed pursuant to Rules 13d-19(b), or 13d-2(b), check whether person filing is a:

                  Not applicable.

Item 4.           Ownership.*

         (a)      Amount beneficially owned:
                           328,523

         (b)      Percent of class:
                           2.12%

         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote
                           328,523

                                                                 SCHEDULE 13G


CUSIP No. 029161 10 6                 13G                    Page 4 of 5 Pages


                  (ii) Shared power to vote or to direct the vote
                           -0-

                  (iii) Sole power to dispose or direct the disposition of
                           328,523

                  (iv) Shared power to dispose or to direct the disposition of
                           -0-

* All share ownership figures are for the Class B Common Stock of American Radio Systems Corporation which is convertible on a one-for-one basis into the Class A Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not required.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         Not applicable.

                                                                SCHEDULE 13G


CUSIP No. 029161 10 6                    13G                Page 5 of 5 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

February 14, 1997




                              \s\ Michael B. Milsom
                              Michael B. Milsom, as Trustee of
                              the Stoner Broadcasting System ESOP